LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

—————

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2007	nquint@luselaw.com

July 24, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Financial Services

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.:	Jessica Livingston, Esq.

Re:	Provident Bancorp, Inc. (Registration No. 333-233018)

Registration Statement on Form S-1

Dear Ms. Livingston:

On behalf of Provident Bancorp, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated July 1, 2019, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

Summary, page 1

1.	Please provide a summary of the risks related to your business and this offering.

Page 17 has been revised, as requested.

Business Strategy, page 3

2.	In order to provide investors with a more balanced picture of your strategy, briefly discuss the relatively unseasoned nature of your commercial loan portfolio and the percentage of commercial loans in your loan portfolio.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

July 24, 2019

Pages 3 and 4 have been revised, as requested.

Risk Factors

Risks Related to Our Business

Non-compliance with the USA PATRIOT Act, Bank Secrecy Act, or other laws and regulations could result in fines or sanctions., page 25

3.	Please revise to clarify whether you have been subject to fines or other penalties, or have suffered business or reputational harm, as a result of money laundering activities in the past.

Page 24 has been revised, as requested.

Customer or employee fraud subjects us to additional operational risks., page 26

4.	Please disclose whether you have experienced any material financial losses from employee errors, misconduct or fraud.

Page 25 has been revised, as requested.

System failure or breaches of our network security could materially and adversely affect our business…. , page 26

5.	Please clarify whether you have experienced any of the referenced types of breaches. Refer to CF Disclosure Guidance: Topic No. 2, Cybersecurity.

Page 25 has been revised, as requested.

Our failure to effectively deploy the net proceeds may have an adverse effect on our financial performance., page 31

6.	Please revise here or in a new risk factor to address the specific risks of unallocated proceeds and state clearly that management will have broad discretion over the use of proceeds.

The risk factor beginning on page 30 has been revised as requested.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

July 24, 2019

Our return on equity may be low following the stock offering. This could negatively affect the trading price of our shares of common stock. , page 31

7.	Revise this risk factor or the proceeding one on use of proceeds to disclose your current return on equity, your current equity position, and your expected equity position after the offering.

Page 31 has been revised, as requested.

Contractual Obligations and Off-Balance Sheet Arrangements, page 79

8.	Please revise to provide tabular disclosure of all your contractual obligations consistent with the guidance in Item 303(a)(5) of Regulation S-K.

As discussed with the staff of the SEC, we respectfully request that the Company not be required to make the requested revision, as the Company is a “Smaller Reporting Company” and Item 303(c) of Regulation S-K provides that a smaller reporting company is not required to provide the information required by Item 303(a)%).

Share Exchange ratio for Current Stockholders, page 121

9.	Revise to disclose the current book value per share as of the same date.

Footnote (2) on page 135 has been revised as requested.

The Conversion and Offering

Syndicated or Firm Commitment Underwritten Offering, page 129

10.	Revise to clarify if these potential offerings must terminate by the latest extension date.

Page 142 has been revised, as requested.

Restrictions On Acquisition Of New Provident

Maryland Law and Articles of Incorporation and Bylaws of New Provident

Forum Selection for Certain Stockholder Lawsuit, page 149

11.	We note the disclosure that the courts of the State of Maryland will be the sole and exclusive forum. Here or elsewhere, please expand your disclosure to describe the risks to shareholders, to clarify whether this provision is intended to apply to claims made under the U.S. federal securities laws and to include a more thorough description of the provision, including any uncertainty about enforceability.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

July 24, 2019

A new risk factor has been added to page 33, which includes a description of the risks to shareholders, as well as a discussion about the possibility of unenforeability. The disclosure on page 162 has been expanded to include a description of the remaining language from the articles of incorporation with respect to the forum provision, and to indicate that the provision would apply to claims made under the U.S. federal securities laws.

General

12.	Please provide us with all promotional material and sales literature. In this regard, please note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19.B of Securities Act Industry Guide 5.

The Company does not intend to use any promotional material or sales literature other than the marketing materials and the stock order form that were previously filed as Exhibits 99.4 and 99.5, respectively. We believe that this information includes a balanced presentation of risks (including a specific listing of all risk factors in the stock order form) and does not contain any information or disclosure that is inconsistent with or not also provided in the prospectus.

*   *   *   *   *

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2007 or Lawrence Spaccasi of this office at (202) 274-2037 as soon as possible if it has any further comments.

Respectfully,

/s/ Ned Quint

Ned Quint

cc:	Michael Clampitt, Esq.

Michael Volley, CPA

Amit Panda, CPA

David P. Mansfield, President and

Chief Executive Officer

Lawrence Spaccasi, Esq.